Exhibit (c)(5)










           IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                     IN AND FOR NEW CASTLE COUNTY


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PAUL GREEN, on behalf of himself and
all others similarly situated,                    C.A. No. 16802NC

                                Plaintiff,

                -against-                          CLASS ACTION
                                                    COMPLAINT
JOHN C. ARGUE, ARTHUR BROWN, DENIS
R. BROWN, HARRY M. CONGER, RAYBURN
S. DEZEMBER, A. FREDERICK GERSTELL,
RICHARD A. GRANT, JR., EDWARD A.
LANDRY, THOMAS L. LEE, THOMAS M.
LINDEN, GEORGIA R. NELSON, STUART T.
PEELER, CALMAT CO., VULCAN
MATERIALS CO. and ALB ACQUISITION
CORPORATION,

                               Defendants.
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          Plaintiff alleges upon information and belief, except
paragraph 1 which is alleged on knowledge, as follows:

                                PARTIES

          1. Plaintiff Paul Green is, and at all relevant times was, the owner of shares of common stock of Calmat Co. ("Calmat" or the "Company").

          2. Calmat is incorporated in Delaware. Calmat manufactures, produces, distributes and sells construction materials and also owns, leases and manages industrial and office buildings.

          3. Defendants John C. Argue, Arthur Brown, Denis R. Brown, Harry M. Conger, Rayburn S. Dezember, A. Frederick Gerstell
("Gerstell"), Richard A. Grant, Jr., Edward



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A. Landry, Thomas L. Lee, Thomas M. Linden, Georgia R. Nelson and
Stuart T. Peeler (collectively referred to herein as the "Individual Defendants") constitute the board of directors of Calmat.

          4. Defendant Vulcan Materials Co. ("Vulcan") is pursuing an acquisition of Calmat through Vulcan's wholly-owned subsidiary, defendant ALP Acquisition Corporation ("ALP"), a Delaware corporation, which has been organized solely for purposes of the proposed transaction.

                       CLASS ACTION ALLEGATIONS

          5. Plaintiff brings this action on his own behalf and, pursuant to Rule 23 of the Rules of this Court on behalf of all stockholders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendant's actions as more fully described herein.

          6. This action is properly maintainable as a class action.

          7. The class is so numerous that joinder of all members is impracticable. The Company has more than 23 million shares of common stock issued and outstanding, owned by hundreds, if not thousands, of members of the Class.

          8. There are questions of law and fact which are common to the class including, inter alia, the following:

             (a) whether the Individual Defendants have breached their fiduciary duties by agreeing to the proposed transaction complained of herein, aided and abetted by Vulcan; and



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             (b) whether plaintiff and the other members of the Class
would be irreparably damaged were defendants not enjoined.

          9. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class and the plaintiff has the same interests as the other members of the class. Accordingly, plaintiff is an adequate representative of the class.

          10. The prosecution of separate actions would create a risk of either inconsistent or varying adjudications concerning individual members of the class which would establish incompatible standards of conduct for defendants, and adjudications concerning individual members of the class would, as a practical matter, be dispositive of the interests of other members of the class who are not parties to the adjudications or substantially impair or impede their ability to protect their interests.

          11. The defendants have acted on grounds generally applicable to all members of the class, making injunctive or declaratory relief concerning the class as a whole appropriate.

                        SUBSTANTIVE ALLEGATIONS

          12. Calmat is a leading producer of asphalt, ready-mixed concrete and "aggregates," or the crushed rock, sand and gravel that go into asphalt and concrete. Calmat's materials are used in a plethora of sites--from freeways to houses to airports--in California, Arizona and New Mexico, with the bulk of its business in Southern California. The Company's major markets are housing, commercial construction and infrastructure projects such as highways.



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          13. Recently the federal government has approved a more than
$200 billion highway spending program and many major construction projects have been approved in California and other Western states in which Calmat operates. These include the $1.9-billion Alameda
Corridor, a rail and truck expressway connecting downtown Los Angeles and the ports of Los Angeles and Long Beach. This resurgence in spending has caused the Company's future business prospects to substantially improve. As an October 15, 1998, article in the Los Angeles Times reported:

                    To hear Calmat tell it, all of its major markets are recovering: housing, commercial construction and infrastructure projects such as highways. "We think all those things are coming back simultaneously," Gerstell said.

          14. This growing demand for construction aggregates and materials has also led to increases in the prices for such materials. Such increasing prices are likely to lead to increased profitability for the Company.

          15. In a further effort to increase its profitability, Calmat has been engaging in an extensive effort to cut its costs of producing materials which have traditionally been high compared to industry norms and the source of both a competitive disadvantage and a drag on earnings.

          16. These improved market conditions and company operations coalesced on October 15, 1998 when the Company reported "record results for the third quarter" of net income of $16.0 million, or $0.67 per share, 72% more than the prior year's third quarter of $9.3 million, or $0.39 per share. The press release announcing the earnings quoted defendant Gerstell as stating that:

                    To put our third quarter operating results in perspective, we earned more from operations this quarter than in all of 1997. The benefits of the initiatives to improve the performance and efficiency of our operations are now becoming


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                    evident as the operating income almost doubled in
                    the third quarter. Revenue increased 17% with
                    strong volume and pricing improvements, and
                    operating margins increased from 17% to 22% . .
                    . .

                    We believe that strong demand for our products, particularly due to the recovery in Southern California's construction market, combined with increasing benefits from our profit improvement program, bodes well for continuing strong performance for Calmat for the remainder of 1998 as well as 1999 and thereafter.

               17. Gerstell also emphasized that the Company had a program to sell excess real estate and that there was "almost $90 million currently under contract and scheduled to close during the next several months." The Los Angeles Times in its October 15, 1998 article on Calmat stated that the Company is "shedding nearly 10,000 acres of land that are unrelated to its core business, which should provide up to $170 million in gross proceeds."

          18. As a result of these improved results and excellent future business prospects, Calmat's stock price steadily increased from a closing price of approximately $18.50 per share to approximately $28.00 per share.

          19. On November 16, 1998, Calmat and Vulcan announced that they entered into a definitive merger agreement (the "Merger Agreement") providing for the acquisition of all of the shares of Calmat by Vulcan at a per-share price of $31 in cash through a tender offer which is expected to expire on January 1, 1999, followed by a merger for untendered shares. This agreed upon price represents only approximately a 10% premium over the Company's previous trading price and is inadequate. In addition, the $170 million in gross proceeds expected from the sale of some of the Company's real estate assets can be expected to finance more than 20% of the total value of the transaction.


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          20. That Vulcan is getting a bargain in the transaction is further demonstrated by the fact that Vulcan expects the transaction to be neutral for 1999 earnings and accretive to earnings per share in 2000.

          21. The inadequacy of the $31 per share price is further heightened by Calmat's having agreed to not pay its regular quarterly dividend of $0.10 per share for the fourth quarter.

          22. One of the primary motivations for the Individual
Defendants' entering into the Merger Agreement was to procure approximately $43 million in severance payments by reason of a sale of Calmat for the Company's senior executives, principally defendant
Gerstell, although defendant Gerstell will serve as Vice Chairman of the Board of Directors of Vulcan following completion of the transaction.

          23. Calmat did not solicit alternative bids for the purchase of the Company or its assets. Further, defendants agreed on a purchase price only $1.00 more per share than that offered by Vulcan.

          24. By entering into the agreement with Vulcan, Calmat's Board has initiated a process to sell the Company which imposes heightened fiduciary responsibilities and requires enhanced scrutiny by the Court. However, the terms of the proposed transaction were not the result of an auction process or active market check; they were arrived at without a full and thorough investigation by the Individual Defendants; and they are intrinsically unfair and inadequate from the standpoint of Calmat's public shareholders.

          25. The Individual Defendants failed to make an informed decision, as no market check of the Company's value was obtained. In agreeing to the merger, the Individual Defendants failed to properly inform themselves of Calmat's highest transactional value.


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          26. The Individual Defendants have violated the fiduciary
duties owed to the public shareholders of Calmat. The Individual Defendants' agreement to the terms of the transaction, its timing, and the failure to auction the Company and invite other bidders, and defendants' failure to provide a market check demonstrate a clear absence of the exercise of due care and of loyalty to Calmat's public shareholders.

          27. The Individual Defendants' fiduciary obligations under these circumstances require them to:

              (a) Undertake an appropriate evaluation of Calmat's net worth as a merger/acquisition candidate; and

              (b) Engage in a meaningful auction with third parties in an attempt to obtain the best value for Calmat's public shareholders.

          28. The Individual Defendants have breached their fiduciary duties by reason of the acts and transactions complained of herein, including their decision to merge with Vulcan without making the requisite effort to obtain the best offer possible.

          29. The consideration to be paid to class members in the proposed merger is unfair and inadequate because, among other things:

              (a) the intrinsic value of Calmat's common stock is materially in excess of the amount offered for those securities in the merger giving due consideration to the anticipated operating results, net asset value, cash flow, and profitability of the Company;

              (b) the merger price is not the result of an appropriate consideration of the value of Calmat because the Calmat Board approved the proposed merger without undertaking


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steps to accurately ascertain Calmat's value through open bidding or at least a "market check mechanism"; and

              (c) by entering into the agreement with Vulcan, the Individual Defendants have allowed the price of Calmat stock to be capped, therby depriving plaintiff and the Class of the opportunity to realize any increase in the value of Calmat stock.

          30. In addition, plaintiff and the other members of the Class are not being provided with material information concerning the proposed transaction. The tender offer materials include a fairness opinion from Credit Suisse First Boston, the Company's financial adviser, which states that: "[w]e have also reviewed certain other information, including financial forecasts, provided to us by the
Company. . . ." However, that information is not disclosed anywhere in the tender offer materials being distributed to plaintiff and other members of the Class, effectively depriving them of the information necessary to intelligently decide whether to tender their shares of Calmat stock.

          31. In addition, the tender offer materials fail to disclose the following facts:

              (a) the Company's financial results for the most recent fiscal quarter;

              (b) the current fair market value of the Company's extensive real estate holdings;

              (c) the expected proceeds from currently planned sales of Calmat's real estate holdings; and

              (d) any synergies expected to be achieved from combining Calmat's operations with those of Vulcan.


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          32. As a result of the actions of the Individual Defendants, plaintiff and the other members of the Class have been and will be damaged in that they will not receive their fair proportion of the value of the Company's assets and business and have been and will be prevented from obtaining a fair price for their shares of Calmat common stock.

          33. Defendant Vulcan has knowingly aided and abetted the breaches of fiduciary duty committed by the other defendants to the detriment of Calmat's public shareholders. Indeed, the proposed merger could not take place without the active participation of Vulcan. Furthermore, Vulcan and its shareholders are the intended beneficiaries of the wrongs complained of and would be unjustly enriched absent relief in this action.

          34. Plaintiff and the Class have no adequate remedy at law.

     WHEREFORE, plaintiff demands judgment, as follows:

     A. Declaring this to be a proper class action;

     B. Ordering the Individual Defendants to carry out their fiduciary duties to plaintiff and the other members of the class by announcing their intention to:

          1. cooperate fully with any person or entity, having a bona fide interest in proposing any transaction which would maximize shareholder value, including, but not limited to, a buyout or takeover of the Company;

          2. undertake an appropriate evaluation of the Company's worth as a merger/acquisition candidate;

          3. take all appropriate steps to enhance the Company's value and attractiveness as a merger/acquisition candidate;



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          4. take all appropriate steps to effectively expose the
Company to the marketplace in an effort to create an active auction for the Company;

          5. take proper action to maximize the value of the consideration that the Company's shareholders will receive for their shares.

          6. act independently so that the interests of the Company's public stockholders will be protected; and

          7. adequately disclose all material information concerning the fairness of the transaction and the valuation of the Company and its assets by Calmat's financial advisers.

     C. temporarily and permanently enjoining the transaction complained of;

     D. in the event that the proposed transaction is consummated, rescinding it and setting it aside, or awarding rescissory damages to the class;

     E. awarding compensatory damages against defendants, individually and severally, in an amount to be determined at trial, together with pre-judgment and post-judgment interest at the maximum rate allowable by law, arising from the proposed transaction;

     F. awarding plaintiff the costs and disbursements of the action, including a reasonable allowance for plaintiff's attorneys' and experts' fees; and

     G. granting such other and further relief as may be just and proper.

                                   ROSENTHAL, MONHAIT, GROSS &
                                   GODDESS, P.A.


                                   By:
                                   Mellon Bank Center, Suite 1401
                                   P.O. Box 1070
                                   Wilmington, Delaware 19899
OF COUNSEL:                        Attorneys for Plaintiff

LAW OFFICES OF JEFFREY S. ABRAHAM
60 East 42nd Street, Suite 4700
New York, N.Y. 10165
(212) 692-0555



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